Exhibit 99.1

GIBO Holdings Limited Announces Effective Date of Share Consolidation

Hong Kong, August 15, 2025 /PRNewswire/ -- – GIBO Holdings Limited (“GIBO” or the “Company”), a unique and integrated AIGC animation streaming platform, today announced the date of effectiveness and the ratio of a forthcoming share consolidation of the Company’s ordinary shares.

On August 6, 2025, the Company’s shareholders voted and approved at the extraordinary general meeting a two-hundred (200)-for-one (1) share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, whereby every 200 authorized issued and unissued Class A ordinary shares, par value US$0.000001 each, will be consolidated into one Class A ordinary share, par value US$0.0002 each, and every 200 authorized issued and unissued Class B ordinary shares, par value US$0.000001 each, will be consolidated into one Class B ordinary share, par value US$0.0002 each. The Company anticipates that beginning with the opening of trading on August 20, 2025, the Company’s Class A ordinary shares will trade on the Nasdaq Global Market on a split-adjusted basis and will have a new CUSIP number, G38617125.

The share consolidation affects all issued and outstanding ordinary shares of the Company. In addition, the share consolidation reduces the number of Class A ordinary shares issuable upon the exercise of the Company’s warrants in proportion to the ratio of the share consolidation and causes a proportionate increase in the exercise prices of such warrants. The share consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

The Company anticipates that the share consolidation will increase the market price per share of the Company’s Class A ordinary shares.

Registered shareholders holding pre-consolidated shares of the Company are not required to take any action to receive post-consolidated shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the share consolidation, and will not be required to take any action in connection with the share consolidation.

About GIBO Holdings Limited

GIBO Holdings Limited is a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. With approximately 86 million registered users and advanced AI-powered tools, GIBO seeks to revolutionize content creation and consumption through AI.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, the Company’s ability to source and retain talent, and the Company’s cash position, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Contact Information

Investor Relations:

Bill Zima

ICR, Inc.

William.zima@icrinc.com

Media Relations:

Edmond Lococo

ICR, Inc.

Edmond.Lococo@icrinc.com